OFFICIAL USE

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

SECURITIES AND EXCHANGE COMMISSIO
RECEIVED
Apr 19, 2024
REGISTRATIONS BRANCH
04

1. Check appropriate regulatory agency (ARA):
   A. ☒ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☐ Federal Deposit Insurance Corporation
   D. ☐ Securities and Exchange Commission

2. Conducts business as:
   A. ☐ Government Securities Broker
   B. ☒ Government Securities Dealer
   C. ☐ Government Securities Broker and Dealer

3. Filing status of notice:
   A. ☐ Notice
   B. ☒ Amendment

24007886

4. A. Full name of the financial institution SouthState Bank N.A.

   B. Address of principal office of financial institution:

   1101 First Street South
   Address
   Winterhaven | FL | 33880
   City | State | Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Address
   City | State | Zip Code

   D. Mailing address if different from (B) or (C):

   400 Interstate N Parkway Suite 1200
   Address
   Atlanta | GA | 30339
   City | State | Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

   Heather D. Smith | Compliance Officer | 9014354029
   Name | Title | Area Code / Phone Number

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
6750 Poplar Avenue	Memphis	TN	38138	Trading, sales, acts as a government securities dealer
2845 Pheasant Run	Clearwater	FL	33759	Trading, sales, acts as a government securities dealer
600 Luckie St Suite 405	Birmingham	AL	35243	Trading, sales, acts as a government securities dealer

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last / First / Middle	Title
Hanyzewski, Laura Katherine	Director of Trading
Martin, Ignacio Alonzo	Operations Manager
Binagia, Cory	Fixed Income Trader

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Heather D. Smith
Name (First, Middle, Last)

Compliance Officer
Title

Heather D. Smith
Signature

03/18/2024
Date